

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

Re: **Berry Plastics Group, Inc.**
      Form 10-K for Fiscal Year Ended September 27, 2014
      Filed November 24, 2014
      Response dated February 11, 2015
      File No. 1-35672

Dear Mr. Miles:

We have reviewed your response letter dated February 11, 2015, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 27, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Discussion of Results of Operations for Fiscal 2014 Compared to Fiscal 2013, page 17

1. We note your response to comment 3 in our letter dated January 26, 2015. It remains unclear the distinction you are making between the two main components of the business integration expense: restructuring and impairment charges versus business optimization costs. With a specific focus on the Rigid Open Top segment that incurred a total of $48 million in business integration expense, or 15.2% of consolidated operating income and 141.2% of segment operating income, it is unclear what the $31 million of other business optimization costs are, especially in comparison to the $13 million of restructuring and impairment charges. As previously noted, Note 10 discloses that $30 million of costs were recognized for the 2014 cost reduction plan with $13 million of the costs for the 2014 cost reduction plan being allocated to the Rigid Open Top segment. Please advise and provide us with the expanded

disclosure you intend to include in future filings to provide additional insight of these
material charges to your investors. As part of your response, please explain to us how the
business optimization costs are not within the scope of ASC 420-10.

Definitive Proxy Statement Filed January 26, 2015

Summary Compensation Table, page 25

2. We note your response to comment 7 of our letter dated January 29, 2015. In the second full
paragraph on page 21 you discuss the amount paid to your executives as a result of their
performance relative to your targets, but you do not disclose what either target was or how
your executives performed. Rather, you simply disclose the percentage of their salaries that
your executives received under your Executive Bonus Plan. Please confirm that in future
filings you will disclose your performance targets and the actual performance achieved, and
will present payments under your Executive Bonus Plan as a non-equity incentive plan in
both your Summary Compensation Table and Grant of Plan-Based Awards Table.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence,
Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, or me at (202) 551-
3355, if you have questions regarding comments on the financial statements and related matters.
Please contact Leland Benton, Staff Attorney, at (202) 551-3791, or in his absence, Jay Ingram,
Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief